EXHIBIT 20.1

                                                    [HANOVER LOGO]


FOR IMMEDIATE RELEASE

CONTACT:  Hanover Direct, Inc                        The MWW Group
          Edward M. Lambert                          Jamie Schwartz
          E.V.P & Chief Financial Officer            Rich Tauberman
          Tel: (201) 272-3325                        Tel: (201) 507-9500


                HANOVER DIRECT ANNOUNCES BEST FIRST HALF RESULTS
                        FOR ONGOING OPERATIONS SINCE 1994

EDGEWATER, NJ, August 7, 2002 - Hanover Direct, Inc. today announced operating results for the 13- and 26-weeks ended June 29, 2002. The Company achieved the best first half results from ongoing operations as well as the first positive second quarter net earnings from ongoing operations since 1994.

Hanover Direct reported net earnings of $1.8 million for the 13-weeks ended June 29, 2002 compared with net earnings of $12.7 million for the comparable period last year. The results for the 13-week periods ended June 29, 2002 and June 30, 2001 include $0.3 million and $24.3 million, respectively, in gains resulting from the sale of the Improvements business and the Kindig Lane Property in 2001. Prior to the recognition of these gains, pro forma net earnings for the 13-weeks ended June 29, 2002 increased $13.1 million over the comparable period in 2001.

For the 26-weeks ended June 29, 2002, Hanover Direct, Inc. reported net earnings of $0.0 million compared with net earnings of $5.1 million for the comparable period last year. The results for the 26-week periods ended June 29, 2002 and June 30, 2001 include $0.3 million and $24.3 million, respectively, in gains resulting from the sale of the Improvements business and the Kindig Lane Property. Pro forma net earnings for the 26-weeks ended June 29, 2002 increased $18.9 million over the comparable period in 2001 when these gains are excluded.

The pro forma profit improvements of $13.1 million and $18.9 million for the 13- and 26-weeks ended June 29, 2002, respectively, are due to the successful implementation of the Company's continuing strategic business realignment, which resulted in reductions in all expense categories.

Net (loss) per share was $(.01) and $(.05) applied to common shareholders for the 13- and 26-weeks ended June 29, 2002, respectively. The per share amounts were calculated after deducting the Series B Preferred Stock redemption price increases of $3.5 million and $6.4 million for the 13- and 26-weeks ended June 29, 2002, respectively. The weighted average number of shares outstanding used was 138,264,152 for the 13-week period ended June 29, 2002 and 138,244,591 for the 26-week period ended June 29, 2002.

Hanover Direct, Inc. also reported EBITDA of $5.0 million and $6.4 million for 13- and 26-week periods ended June 29, 2002, respectively. Excluding the gains resulting from the sale of the Improvements business and the Kindig Lane Property, EBITDA improved over the prior year by $12.0 million and $16.4 million for the 13- and 26-week periods ended June 29, 2002, respectively.

Net revenues decreased $54.4 million (19.6%) for the 26-week period ended June 29, 2002 to $223.4 million from $277.8 million for the comparable period in 2001. This decrease was due in part to the sale of the Improvements business on June 29, 2001, which accounted for $34.1 million of the reduction in revenues for the 26-week period ended June 29, 2002. The discontinuance of the Domestications Kitchen & Garden, Kitchen & Home, Encore and Turiya catalogs contributed $6.0 million to the reduction in net revenues for the 26-week period ended June 29, 2002. An additional portion of the drop in revenues amounting to $0.7 million can be attributed to the Company's decision to scale back on its third party fulfillment business by focusing only on profitable operations. The remaining balance of the decrease in net revenues can be attributed to softness in demand primarily related to certain brands and planned reductions in unprofitable circulation.

A conference call with the management of Hanover Direct, Inc. to review the Fiscal 2002 first half operating results will be held on Thursday, August 8, 2002 at 1 p.m. Eastern Time. If you would like to participate in the call, please call 866-492-4377 (domestic) or 212-346-0147 (International) between 12:50 p.m. and 12:55 p.m. Eastern Time. A replay of the conference call will be available one hour after the call until 11:00 p.m. Eastern Time on August 9, 2002 and can be accessed by calling 800-633-8284 (domestic) or 402-977-9140 (International), Access Code #20800992.

ABOUT HANOVER DIRECT, INC.

Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Brands, Inc. is comprised of the Company's catalog and e-commerce web site portfolio of home fashions, apparel and gift brands, including Domestications, The Company Store, Company Kids, Silhouettes, International Male, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. Keystone Internet Services, Inc. (www.keystoneinternet.com), the Company's third party fulfillment operation, also provides the logistical, IT and fulfillment needs of Hanover Brands, Inc. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.

                      HANOVER DIRECT, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                 (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)



                                                          JUNE          DECEMBER
                                                           29,              29,
                                                          2002             2001
                                                       ----------       --------
                                                       (UNAUDITED)
     ASSETS
   CURRENT ASSETS:
      Cash and cash equivalents ....................    $     885     $   1,121
      Accounts receivable, net .....................       17,860        19,456
      Inventories ..................................       51,266        59,223
      Prepaid catalog costs ........................       17,341        14,620
      Deferred tax asset, net ......................        3,300         3,300
      Other current assets .........................        3,566         3,000
                                                        ---------     ---------
         Total Current Assets ......................       94,218       100,720
                                                        ---------     ---------
   PROPERTY AND EQUIPMENT, AT COST:
      Land .........................................        4,509         4,509
      Buildings and building improvements ..........       18,205        18,205
      Leasehold improvements .......................       12,369        12,466
      Furniture, fixtures and equipment ............       59,562        59,287
                                                        ---------     ---------
                                                           94,645        94,467
      Accumulated depreciation and amortization ....      (63,100)      (60,235)
                                                        ---------     ---------
      Property and equipment, net ..................       31,545        34,232
                                                        ---------     ---------
      Goodwill, net ................................        9,278         9,278
      Deferred tax asset, net ......................       11,700        11,700
      Other assets .................................        1,118         1,731
                                                        ---------     ---------
         Total Assets ..............................    $ 147,859     $ 157,661
                                                        =========     =========

                      HANOVER DIRECT, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
                 (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)



                                                                          JUNE        DECEMBER
                                                                           29,           29,
                                                                          2002          2001
                                                                        ---------    ----------
                                                                       (UNAUDITED)

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
     Current portion of long-term debt and capital lease obligations    $   3,068    $   3,162
     Accounts payable ...............................................      40,510       46,348
     Accrued liabilities ............................................      20,171       25,132
     Customer prepayments and credits ...............................       7,396        5,143
                                                                        ---------    ---------
              Total Current Liabilities .............................      71,145       79,785
                                                                        ---------    ---------
NON-CURRENT LIABILITIES:
     Long-term debt .................................................      26,492       26,548
     Other ..........................................................       8,469       10,233
                                                                        ---------    ---------
              Total Non-current Liabilities .........................      34,961       36,781
                                                                        ---------    ---------
              Total Liabilities .....................................     106,106      116,566
                                                                        ---------    ---------
SERIES B PARTICIPATING PREFERRED STOCK, authorized, issued and
outstanding 1,622,111 shares at June 29, 2002 and December 29, 2001 .      83,231       76,823
SHAREHOLDERS' EQUITY (DEFICIT):
     Common Stock, $.66 2/3 par value, 300,000,000 shares authorized;
     140,436,729 shares issued at June 29, 2002 and December 29, 2001      93,625       93,558
     Capital in excess of par value .................................     345,734      351,558
     Accumulated deficit ............................................    (477,491)    (477,497)
                                                                        ---------    ---------
                                                                          (38,132)     (32,381)
                                                                        ---------    ---------
Less:
     Treasury stock, at cost (2,120,929 shares at June 29, 2002 and
        2,100,929 shares at December 29, 2001) ......................      (2,996)      (2,942)
     Notes receivable from sale of Common Stock .....................        (350)        (405)
                                                                        ---------    ---------
              Total Shareholders' Equity (Deficit) ..................     (41,478)     (35,728)
                                                                        ---------    ---------
              Total Liabilities and Shareholders' Equity (Deficit) ..   $ 147,859    $ 157,661
                                                                        =========    =========



                      HANOVER DIRECT, INC. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
               (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                               FOR THE 13-WEEKS ENDED           FOR THE 26-WEEKS ENDED
                                                              -------------------------       -------------------------
                                                              JUNE 29,        JUNE 30,         JUNE 29,        JUNE 30,
                                                                 2002            2001            2002            2001
                                                              ---------       ---------       ----------      ---------
NET REVENUES ...........................................      $ 113,852       $ 133,507       $ 223,363       $ 277,801
                                                              ---------       ---------       ---------       ---------
OPERATING COSTS AND EXPENSES:
Cost of sales and operating expenses ...................         70,326          83,204         141,489         175,615
Special charges ........................................           --             5,025             233           6,081
Selling expenses .......................................         26,579          37,679          51,199          77,057
General and administrative expenses ....................         12,552          15,399          24,972          30,695
Depreciation and amortization ..........................          1,481           1,940           2,983           3,899
                                                              ---------       ---------       ---------       ---------
                                                                110,938         143,247         220,876         293,347
                                                              ---------       ---------       ---------       ---------
EARNINGS (LOSS) FROM OPERATIONS ........................          2,914          (9,740)          2,487         (15,546)
Gain on sale of Improvements ...........................            318          22,818             318          22,818
Gain on sale of Kindig Lane ............................           --             1,529            --             1,529
                                                              ---------       ---------       ---------       ---------

EARNINGS BEFORE INTEREST AND TAXES .....................          3,232          14,607           2,805           8,801
Interest expense, net ..................................          1,386           1,845           2,739           3,651
                                                              ---------       ---------       ---------       ---------
Earnings before income taxes ...........................          1,846          12,762              66           5,150
Income tax provision ...................................             30              30              60              60
                                                              ---------       ---------       ---------       ---------


NET EARNINGS AND COMPREHENSIVE
EARNINGS ...............................................          1,816          12,732               6           5,090

Preferred stock dividends and accretion ................          3,503           2,984           6,407           5,864
                                                              ---------       ---------       ---------       ---------

NET EARNINGS (LOSS) APPLICABLE TO
COMMON SHAREHOLDERS ....................................      $  (1,687)      $   9,748)      $  (6,401)      $    (774)
                                                              =========       =========       =========       =========
NET EARNINGS (LOSS) PER COMMON SHARE:
Net earnings (loss) per common share - basic and diluted      $    (.01)      $     .05       $    (.05)      $    (.00)
                                                              =========       =========       =========       =========
Weighted average common shares outstanding -
basic (thousands) ......................................        138,264         212,186         138,245         212,327
                                                              =========       =========       =========       =========
Weighted average common shares outstanding -
 diluted (thousands) ...................................        138,264         212,786         138,245         212,327
                                                              =========       =========       =========       =========